Filed by Keryx Biopharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation:
Keryx Biopharmaceuticals, Inc.
Commission File No.: 000-30929

FOR IMMEDIATE RELEASE

Akebia Therapeutics and Keryx Biopharmaceuticals Announce Chairperson for Combined Company

Adrian Adams To Serve as Independent Chairperson of the Board After Merger

CAMBRIDGE, Mass. & BOSTON, Mass. – November 15, 2018 – Akebia Therapeutics, Inc. (Nasdaq: AKBA), and Keryx Biopharmaceuticals, Inc. (Nasdaq: KERX) today announced that Adrian Adams will serve as the Chairperson of the Akebia Board of Directors, effective upon completion of the proposed merger of Akebia and Keryx.

Mr. Adams has over 30 years of experience in the pharmaceutical and biotechnology industries. He has been instrumental in launching and commercializing major global biopharmaceutical products. In addition, Mr. Adams has a record of driving successful corporate development activities including financings, product in-licenses and company mergers and acquisitions.

“I am excited and honored to serve as the Chairperson of the combined company after the merger,” said Mr. Adams. “Following the merger, Akebia will be a fully integrated, leading renal company with the potential to deliver an all oral treatment approach for patients with anemia due to chronic kidney disease. I look forward to working with the Board and management team to improve patients’ lives and deliver enhanced value for our shareholders.”

Mr. Adams currently serves as Chief Executive Officer and a director of Aralez Pharmaceuticals Inc., a pharmaceutical company that focuses on the development, acquisition and commercialization of cardiovascular, pain and other therapies. From May 2015 to February 2016, Mr. Adams was the Chief Executive Officer and a director of POZEN, Inc. Previously, Mr. Adams served as Chief Executive Officer, President and a director of Auxilium Pharmaceuticals, Inc., a specialty biopharmaceutical company, from December 2011 until January 2015, when it was acquired by Endo International plc. Prior to these roles, Mr. Adams served in several Chief Executive Officer positions at leading specialty pharmaceutical companies including Kos Pharmaceuticals, Inc., Sepracor, Inc. and Inspire Pharmaceuticals, Inc. Mr. Adams has also held general management and senior international and national marketing positions at Novartis, SmithKline Beecham and ICI (now part of AstraZeneca). Mr. Adams also serves as the Chairman of the Board of Directors at AcelRx Pharmaceuticals, Inc., a specialty pharmaceutical company that engages in the development and commercialization of therapies of the treatment of acute pain.

“The two company boards conducted a thorough search for a Chairperson with a combination of public company leadership experience, as well as drug development and commercialization expertise, and unanimously concluded that Adrian is the right person for the role. Adrian is a well-respected and outstanding leader who has created substantial value for shareholders in his past roles,” said Muneer A. Satter, current Chairperson of the Board of Directors of Akebia. “The combined company will benefit greatly from his experience and insight.”

“From our perspective, Adrian brings the perfect combination of development and commercialization experience,” said Michael W. Rogers, Chairperson of the Board of Directors of Keryx. “We believe that Adrian will help create substantial value for our shareholders.”

John P. Butler, President and Chief Executive Officer of Akebia, said, “I look forward to working with Adrian and our other talented directors to position the combined company as a leader within the renal space, develop and deliver therapies to patients with kidney disease, and generate long-term value for shareholders.”

Upon completion of the merger, the Board of Directors will consist of ten members with Mr. Adams as Chairperson. As previously announced, the Board will include current Keryx Board members Mark J. Enyedy, Steven C. Gilman, Michael T. Heffernan, Jodie Morrison and Michael W. Rogers and current Akebia Board members John P. Butler, Scott A. Canute, and Cynthia Smith. Additionally, current Akebia board member Maxine Gowen will continue to serve as a member of the Board.

The merger of Akebia and Keryx is subject to the satisfaction of various closing conditions, including approval by shareholders of both companies. The special meetings of Akebia and Keryx shareholders to vote on matters relating to the proposed merger have been scheduled for December 11, 2018. Holders of record of Akebia and Keryx common stock as of 5:00 p.m. Eastern Time on October 22, 2018, will be entitled to vote at their respective special meetings.

The Akebia Board unanimously recommends that Akebia shareholders vote “FOR” the Akebia proposals set forth in the definitive joint proxy statement, and the Keryx Board unanimously recommends that Keryx shareholders vote “FOR” the Keryx proposals set forth in the definitive joint proxy statement.

Akebia shareholders who have questions or need assistance voting their shares should contact Akebia’s proxy solicitor, MacKenzie Partners, Inc., by calling toll-free at (800) 322-2885 (from the U.S. and Canada) or (212) 929-5500 (call collect from other locations) or via email at proxy@mackenziepartners.com.

Keryx shareholders who have questions or would like additional information should contact Keryx’s proxy solicitor, Georgeson LLC, by calling toll-free at (888) 680-1525.

About Akebia Therapeutics

Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor biology. For more information, please visit our website at www.akebia.com, which does not form a part of this release.

About Keryx Biopharmaceuticals

Keryx Biopharmaceuticals, Inc., headquartered in Boston, Massachusetts, is focused on the development and commercialization of innovative medicines that provide unique and meaningful advantages to people with kidney disease. The Keryx team works with passion to advance the care of people with this complex disease. This dedication has resulted in two FDA-approved indications for Keryx’s first medicine, Auryxia® (ferric citrate) tablets. For more information about Keryx, please visit www.keryx.com.

Cautionary Note Regarding Forward Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “create,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “position,” “predict,” “potential,” “opportunity,” “working to,” “look forward” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the Board of Directors of the combined company, the ability of the parties to complete the merger; expectations for the combined company; the value proposition of the transaction for stockholders; and the consummation of the merger and the potential benefits of the merger are forward looking statements. Important factors that could cause actual results to differ materially from Akebia’s and Keryx’s plans, estimates or expectations could include, but are not limited to: (i) Akebia or Keryx may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Akebia or Keryx to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Akebia or Keryx does business, or on Akebia’s or Keryx’s operating results and business generally; (v) Akebia’s or Keryx’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Akebia or Keryx may be adversely affected by other economic, business, and/or competitive factors, including the receipt by Keryx of a notice letters on October 31, 2018, and November 6, 2018, regarding abbreviated new drug applications submitted to the FDA requesting approval to market, sell and use a generic version of the Auryxia; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Akebia or Keryx may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes, including the recent changes to reimbursement coverage for Auryxia that could have a material adverse effect on Auryxia sales and profitability; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical trials and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Akebia and Keryx are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of Akebia’s and Keryx’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, the definitive joint proxy statement/prospectus filed by Akebia and Keryx and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular “Risk Factors” in the joint proxy statement/prospectus, Item 1A of Akebia’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, under the heading “Risk Factors” and Item 1A of Keryx’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, under the heading “Risk Factors.” The risks and uncertainties described above and in the definitive joint proxy statement/prospectus, Akebia’s most recent Quarterly Report on Form 10-Q and Keryx’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Akebia and Keryx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Akebia and Keryx file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Akebia and Keryx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information and Where to Find It

In connection with the proposed merger, Akebia has filed with the SEC a Registration Statement on Form S-4, which, as amended, includes a final prospectus with respect to the shares of Akebia’s common stock to be issued in the proposed merger and a definitive joint proxy statement of Keryx and Akebia with respect to the proposed merger. The Registration Statement was declared effective by the SEC on October 30, 2018, and the definitive joint proxy statement was mailed or otherwise made available to Keryx’s and Akebia’s respective stockholders on October 31, 2018. BEFORE MAKING ANY VOTING DECISION, KERYX’S AND AKEBIA’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF AKEBIA AND KERYX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders can obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Akebia and Keryx, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Akebia and Keryx make available free of charge at www.akebia.com (in the “Investors” section) and www.keryx.com (in the “Investors & Media” section), respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

Akebia, Keryx and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Akebia and Keryx in connection with the proposed merger. Information regarding the interests of such individuals in the proposed merger, by security holdings or otherwise, is included in the joint proxy statement/prospectus relating to the proposed merger that has been filed with the SEC. In addition, security holders may obtain information regarding the names, affiliations and interests of Akebia’s directors and officers in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and information regarding the names, affiliations and interests of Keryx’s directors and officers in Keryx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and the Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 30, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 31, 2018. To the extent the holdings of Akebia securities by Akebia’s directors and executive officers or the holdings of Keryx securities by Keryx’s directors and executive officers have changed since the amounts set forth in the joint proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Akebia’s website at www.akebia.com and Keryx’s website at www.keryx.com.

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities.

Akebia Therapeutics Contact

John Garabo

Director, Corporate Communications

T: (617) 844-6130

jgarabo@akebia.com

Keryx Biopharmaceuticals Contact

Amy Sullivan

Senior Vice President, Corporate Affairs

T: (617) 466-3519

investors@keryx.com

media@keryx.com